FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Cardiome Pharma Corp.

Suite 405-6190 Agronomy Road

Vancouver, BC V6T 1Z3

2.	Date of Material Change

April 25, 2013

3.	News Release

April 25, 2013 – Vancouver, Canada

4.	Summary of Material Change

On April 25, 2013, Cardiome Pharma Corp. (“Cardiome”) and Merck Sharp & Dohme Corp. (“Merck”) announced a Transition Agreement (the “Transition Agreement”) for the orderly and efficient transition of rights and responsibilities related to vernakalant (the “Product”), an investigational candidate for the treatment of atrial fibrillation. See attached press release for additional details.

5.	Full Description of Material Change

On April 25, 2013, Cardiome and Merck announced the Transition Agreement for the orderly and efficient transition of rights and responsibilities related to vernakalant, an investigational candidate for the treatment of atrial fibrillation. The Transition Agreement provides further clarification, amendments and supplements to the provisions of the 2003 Collaboration Agreement and the 2009 Collaboration Agreement (collectively referred to herein as the “Collaboration Agreements”) governing their respective rights and responsibilities in connection with the termination of the Collaboration Agreements and the reversion and transfer of rights and responsibilities for the Product to Cardiome.

Under terms of the Transition Agreement, Merck will transfer and deliver to Cardiome the Sales and Marketing Product Rights, as defined in the Transition Agreement, in each country as of the effective date of the Transition Agreement. Merck will transfer to Cardiome the Regulatory Product Rights, as defined in the Transition Agreement, and full responsibility for the distribution and sale of the Product in each country by the mutually acceptable date on a country-by-country basis. To the extent that it will not be possible for Merck to transfer the Regulatory Product Rights in the relevant country(ies), Merck or its affiliates will continue to maintain the Regulatory Product Rights on behalf of Cardiome until the earlier of such time as the transfer can be completed or by September 21, 2013. To the extent that it will not be possible for Merck to transfer responsibility for distribution activities to Cardiome as of the Target Transfer Date in a given country as specified in the Transition Agreement, Merck will continue to distribute Product on Cardiome’s behalf in the relevant country(ies) after the Target Transfer Date until July 15, 2013.

Merck is supporting, conducting or otherwise responsible for the non-clinical studies, clinical studies, medical affairs studies and/or patient safety registries related to the Product. Under the Transition Agreement, Merck will (i) either terminate or transfer sponsor responsibility for each clinical study with respect to the Product currently ongoing and (ii) assign the contracts relating to the non-clinical studies with respect to the Product currently ongoing, to Cardiome on or before September 15, 2013.

The planning and implementation of strategic and tactical plans for the transfer and delivery of Sales and Marketing Product Rights and Regulatory Product Rights in each country will be overseen by a joint transition team consisting of representatives from Cardiome and Merck. If Cardiome is unable to fulfill its obligations under certain circumstances, pursuant to the Transition Agreement, a fee would be payable from Cardiome to Merck.

Merck will be responsible for all costs that it incurs in connection with the transfer and delivery of the Sales and Marketing Product Rights and Regulatory Product Rights. Merck will pay Cardiome a promotional services fee for the period commencing upon the effective date of the Transition Agreement and continuing until the first day of the month following the Date of Transfer of the European Marketing Authorizations, as defined in the Transition Agreement, on which, Cardiome will be entitled to receive the benefit of all sales of the Product throughout the world.

The Transition Agreement is available on SEDAR at www.sedar.com as a material document filed pursuant to National Instrument 51-102 Continuous Disclosure Obligations.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not Applicable.

8.	Executive Officer

Name: Jennifer Archibald

Title: Chief Financial Officer

Phone No.: 604-677-6905

9.	Date of Report

May 3, 2013

Per: ____“Jennifer Archibald”____

Jennifer Archibald,

Chief Financial Officer

SCHEDULE “A” – PRESS RELEASE

Cardiome Announces worldwide sales and marketing of brinavess™

Vancouver, Canada, April 25, 2013 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that it has taken on responsibility for worldwide sales, marketing, and promotion of BRINAVESS™ (vernakalant IV) pursuant to a Transition Agreement signed with Merck, known as MSD outside the United States and Canada. Under the agreement, worldwide sales and marketing rights will transfer to Cardiome immediately. Pursuant to this agreement, Cardiome will continue to receive relevant royalties on worldwide sales. Cardiome will also receive an undisclosed promotional services fee. Regulatory product rights and product distribution responsibility are expected to transfer to Cardiome on or about July 15, 2013, following which Cardiome will recognize all BRINAVESS™ revenue and Merck will cease paying royalties or any promotional services fee. Merck will either terminate or transfer Sponsor responsibility for each relevant clinical study to Cardiome by September 15, 2013.

“Executing this transition agreement with Merck and commencing direct worldwide commercial sales activities in support of BRINAVESS™, ahead of schedule, is a critical milestone in Cardiome’s history,” stated William Hunter, M.D., President and CEO of Cardiome. “Outreach activities to physicians and caregivers who rely on BRINAVESS™ have resumed in select countries, which will enable us to gain valuable insight and experience in treating patients and help ensure a smooth transition of the product.”

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

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